Exhibit 12.1

CDW CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Predecessor			Successor
	Year ended December 31,		Period from January 1, 2007 to	Period from October 12, 2007 to		Year ended December 31,		Six Months ended June 30,
(dollars in millions)	2005	2006	October 11, 2007	December 31, 2007		2008	2009	2009	2010
Computation of earnings:
Income (loss) before income taxes and adjustment for (income) loss from equity investees	$433.0	$414.4	$286.4	$(58.8)		$(1,777.2)	$(461.2)	$(360.9)	$(7.4)
Distributed income (loss) from equity investees	—	—	—	—		—	—	—	—
Fixed charges	3.8	5.0	4.6	105.8		397.3	413.1	212.5	209.5

Total earnings	$436.8	$419.4	$291.0	$47.0		$(1,379.9)	$(48.1)	$(148.4)	$202.1

Computation of fixed charges:
Interest on debt obligations	$—	$—	$—	$91.1		$351.8	$389.3	$200.8	$196.5
Amortization of debt issuance costs	—	—	—	13.4		38.6	16.2	7.9	9.0
Portion of rent expense representative of interest (1)	3.8	5.0	4.6	1.3		6.9	7.6	3.8	4.0

Total fixed charges	$3.8	$5.0	$4.6	$105.8		$397.3	$413.1	$212.5	$209.5

Ratio of earnings to fixed charges	115x	84x	63x		(2)	(2)	(2)	(2)		(2)

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.
(2)	For the period from October 12, 2007 to December 31, 2007, the years ended December 31, 2008 and 2009, and the six months ended June 30, 2009 and June 30, 2010, earnings available for fixed charges were inadequate to cover fixed charges by $58.8 million, $1,777.2 million, $461.2 million, $360.8 million, and $7.3 million, respectively.